FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated October 22, 2009 ("VAT and Special Communication Tax Charges on Roaming Revenue")

EXHIBIT 99.1

VAT and SPECIAL COMMUNICATION TAX CHARGES ON ROAMING REVENUE

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

Special Subjects:

Based on the Tax Investigation Reports dated October 2, 2009 from the Presidency of Large Taxpayers Office, Audit Group Management, we received the following notification on October 21, 2009:

We should calculate Value Added Tax (“VAT”) and Special Communication Tax (“SCT”) on charges paid to international GSM operators for the calls initiated by our subscribers abroad (roaming), charge VAT and the SCT to and collect them from our subscribers. Based on this notification, we have been asked to provide collateral for the principal of VAT and SCT amounting to TRY258,320,622 for the period from April 2005 to July 2009, and for an interest to be calculated until the day of payment.

Based on the ruling dated February 9, 2005 from the Ministry of Finance, Presidency of Revenue Administration, we did not charge our subscribers any VAT and SCT related to roaming charges paid to international GSM operators on the calls initiated abroad from April 2005 onwards.

The aforementioned VAT and SCT are collected and passed on to the government by Turkcell, which carries out all tax applications in accordance with the views and directives of the Minister of Finance and related government bodies.

Our Company will cooperate with the representatives of the Presidency of Revenue Administration at the Ministry of Finance in an effort to eliminate all discrepancies to resolve this issue in a manner that is fair to both the government and our subscribers.

Our company will provide the requested collateral and take all necessary legal actions with regards to this tax application within the legal timeframe.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Filiz Karagul Tuzun
Investor&Int. Media Relations	Corporate Comunications
Division Head	Division Head
22.10.2009, 17:27	22.10.2009, 17:27

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 22, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 22, 2009	By:	/s/ Filiz Karagul Tuzun
Name: Filiz Karagul Tuzun Title: Corporate Communications - Division Head